PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

RECEIVED
2004 AUG 17 A 8: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No.04/DIR/869

Jakarta, August 09, 2004

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

04036280

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

SUPPL

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Disclosure Information of Certain Shareholders	June 28, 2004
2.	Proof of Publication	June 29, 2004
3.	Application Permission of PT Bank Buana Indonesia Tbk. ("the Bank") Management Stock Option Plan (MSOP) Program Implementation	July 01, 2004
4.	Delivery of PT Bank Buana Indonesia Tbk. Prospectus	July 06, 2004
5.	Use of Proceed of Right Issue	July 12, 2004
6.	Result of Extraordinary General Shareholders Meeting	July 19, 2004
7.	Disclosure Information of Certain Shareholders	July 19, 2004
8.	Proof of Publication	July 20, 2004
9.	Disclosure Information of Certain Shareholders	July 22, 2004

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

1. Mr....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

BANK BUANA INDONESIA DIREKSI JAKARTA

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

Attachment 1/9

No. 04/SHM/552

Jakarta, June 28, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that according to International Finance Corporation (IFC) letters dated June 24, 2004, they have released PT Bank Buana Indonesia Tbk. (BBIA) shares with detail as follows:

1. Name	: International Finance Corporation
Address	: 2121 Pennsylvania Avenue, N.W. Washington, D.C. 20433 USA
2. Total Shares Sold	: 69,833,568 shares
3. Total Transaction	: SGD 11,939,200.-
4. Date of Transaction	: June 16, 2004
5. Purpose of Transaction	: Realization of profit taking from investment.

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho   Juliana Samudro

File Number :
82-34694

Attachment 2/9

No.04/SHM/553

Jakarta, June 29, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.04/DIR/638 dated June 01, 2004 on Plan to Hold an Extraordinary General Shareholders Meeting (EGM) of PT Bank Buana Indonesia Tbk., please find enclosed proof of notification of publication on the above matter that has been published on 2 (two) Daily Morning Newspapers, Bisnis Indonesia and Suara Pembaruan on June 28, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 2/9

PT BANK BUANA INDONESIA Tbk.

NOTIFICATION
EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors of PT Bank Buana Indonesia Tbk. invite all Shareholders to attend Extraordinary General Shareholders Meeting ("Meeting") on :

Day/Date	: Monday/ July 19, 2004
Time	: 10:00 AM – finish
Venue	: PT Bank Buana Indonesia Tbk. Bank Buana Wahid Hasyim Building Meeting Room 5th Floor Jl. Wahid Hasyim No. 89 Jakarta 10350

With the following agenda:

1. To appoint the new member of the Board of Commissioners and Board of Directors.
2. Amendment of Clause 4, 12, 14, 19, 23 and 26 of the banks Article of Association.

Remarks:

1. In line with Article 21 point 3 of Article of Association, The Bank would not send any formal invitation to the shareholders thus this notification would serve as an official invitation.
2. Those who have the right to attend the meeting are those whose names are listed on the Shareholders' List, those who owns shares certificate or listed at KSEI as of June 25, 2003 at 4:00 PM.
3. Shareholders who are unable to attend the meeting would be able to give Proxy Letter in accordance to the regulations set by Board of Directors.
4. Member of the Board of Directors, Commissioners and Employees of the Bank could act as a proxy however it would not count on voting.
5. Proxy Letter Form could be picked up at every business hours at Bank Buana Harmoni Building, 4th Floor – Jl Gajah Mada No. 1 A, Jakarta Pusat 10130, phone (021) 6330585 ext. 3401 / 3403 or at Administration Bureau PT Sirca Datapro Perdana, Wisma Sirca, Jl. Johar No. 18 – Menteng, Jakarta 10340, phone (021) 3900645, 3905920.
6. Shareholders who wish to issue a Proxy Letter, the said letter has to be submitted to either the Bank or Administration Bureau at the address mentioned above, 3 (three) days before the meeting starts.
7. Shareholders or their proxies have to submit to the Registration Officer copy of their valid identity card or other means of identity and copy of Article of Association for institution shareholders.

File Number :
82-34694

Attachment 2/9

8. For good order of the meeting, all shareholders or their proxy are recommended to appear on the place of the meeting 30 minutes before it starts.

Jakarta, June 28, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 3/9

No.04/DIR/732

Jakarta, July 01, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Application Permission of PT Bank Buana Indonesia Tbk. ("the Bank") Management Stock Option Plan (MSOP) Program Implementation

Dear Sir/Madam,

We would like to inform you that PT Bank Buana Indonesia Tbk. plans to issue a stock option program for the management of the Bank (MSOP). In line with Bapepam Regulation No. IX.D.4, we would like to seek Bapepam's approval for the above plan.

Our objective in MSOP issuance are as follows :

1. To maximize long-term success of the Bank
2. To balance short-term and long-term plan of the Bank
3. To align the interest of the Bank's Management and Shareholders
4. To attract and retain the Bank's potential employees

We have seek Hay Group Consultants assistance in doing a study for the said plan. For reference, please find a copy of this study. Hopefully it would be useful for reference.

We would conduct a Shareholders Meeting as soon as Bapepam's approves the plan.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Eddy Muljanto

BANK BUANA INDONESIA

Proposal of Bank Buana's Stock Option Plan

HayGroup

Jakarta, 9th March 2004

HayGroup
People Before Strategy

Objective of SOP in Bank Buana

- To maximize long-term success of Bank Buana
- To align the interests of the Bank Buana Management and Shareholders
- To improve sense of belonging of Bank Buana Management
- To link MSOP awards to real performance measures
- To improve Bank Buana's financial results that lead to stock appreciation
- To attract potential and retain Bank Buana Management's members

HayGroup
People Before Strategy

SOP Strategy in Bank Buana

- **How does Bank Buana provide SOP to its eligible employees?**
  - Provision of fixed option will be divided into 3 (three) grant dates
  - Variable option will be based on annual performance, and the provision of variable option will be upon annual company and individual performance review

HayGroup
People Before Strategy

SOP Strategy in Bank Buana

- How does Bank Buana provide SOP to its eligible employees?
  - Bank Buana will distribute 2 types of option, fixed and variable options
  - Provision of fixed option will be divided into 3 (three) grant dates
  - Variable option will be based on annual performance, and the provision of variable option will be upon annual company and individual performance review

Distribution of Fixed & Variable Stock Options

POSITION LEVEL	TYPE OF STOCK OPTION	
	FIXED	VARIABLE
BOARD OF COMMISSIONERS	YES	YES
BOARD OF DIRECTORS	YES	YES
ASSISTANT MANAGING DIRECTORS	YES	YES
HEAD OF INTERNAL AUDIT	YES	YES
HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	YES	YES
BRANCH MANAGER (CLASS I)	YES	YES
DEPUTY HEAD OF INTERNAL AUDIT	YES	YES
DEPUTY HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	YES	YES
BRANCH MANAGER (CLASS II)	YES	NO
DEPUTY BRANCH MANAGER (CLASS I)	YES	NO
ASSISTANT HEAD OF INTERNAL AUDIT	YES	NO
ASSISTANT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	YES	NO
BRANCH MANAGER (CLASS III)	YES	NO
DEPUTY BRANCH MANAGER (CLASS II)	YES	NO
ASSISTANT BRANCH MANAGER (CLASS I)	YES	NO
DEPUTY BRANCH MANAGER (CLASS III)	YES	NO
SUB-BRANCH MANAGER (HEAD OFFICE & BRANCH CLASS I)	YES	NO
AUTHORIZED SIGNER (HEAD OFFICE & ALL BRANCHES)	YES	NO
HEAD OF DEPARTMENT (HEAD OFFICE)	YES	NO
SUB-BRANCH MANAGER (BRANCH CLASS II & CLASS III)	YES	NO

HayGroup
People Before Strategy

Type and Name of Stock Option Program in Bank Buana

- Stock Option Program in Bank Buana is classified as Incentive Stock Option, as it is designed as part of the company strategy to incentivize its eligible employees
- As the Stock Option Program in Bank Buana will be provided to limited eligible employees, started from Board of Commissioners and Board of Directors until the Manager of Branch Class III, the program will be better classified and named as the Management Stock Option Program (MSOP)

HayGroup
People Before Strategy

Available Shares in the Management Stock Option Program (MSOP)

- The calculation of available shares in the Management Stock Option Program (MSOP) is based on the last Bank Buana's total number of shares issued and fully-paid, which is amounting of 4,988,112,000 shares (as per December 2003 financial report)

- The calculation is in line with Item 1.a. of Bapepam Regulation No. IX.D.4, therefore, the available shares in the Management Stock Option Program (MSOP) is 5% of number of shares issued and fully-paid (4,988,112,000 shares), which is equal to 249,405,600 shares or rounded-down into 249,405,500 shares (498,811 lots of shares)

HayGroup
People Before Strategy

Eligible Levels or Employees in Bank Buana MSOP

- The eligible position levels participating in SOP are classified into 2 (two) alternatives:

POSITION LEVEL	
ALTERNATIVE 1	ALTERNATIVE 2
BOARD OF COMMISSIONERS	BOARD OF COMMISSIONERS
BOARD OF DIRECTORS	BOARD OF DIRECTORS
ASSISTANT MANAGING DIRECTORS	ASSISTANT MANAGING DIRECTORS
HEAD OF INTERNAL AUDIT	HEAD OF INTERNAL AUDIT
HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION
BRANCH MANAGER (CLASS I)	BRANCH MANAGER (CLASS I)
DEPUTY HEAD OF INTERNAL AUDIT	DEPUTY HEAD OF INTERNAL AUDIT
DEPUTY HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	DEPUTY HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION
BRANCH MANAGER (CLASS II)	BRANCH MANAGER (CLASS II)
DEPUTY BRANCH MANAGER (CLASS I)	DEPUTY BRANCH MANAGER (CLASS I)
ASSISTANT HEAD OF INTERNAL AUDIT	ASSISTANT HEAD OF INTERNAL AUDIT
ASSISTANT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	ASSISTANT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION
BRANCH MANAGER (CLASS III)	BRANCH MANAGER (CLASS III)
DEPUTY BRANCH MANAGER (CLASS II)	DEPUTY BRANCH MANAGER (CLASS II)
ASSISTANT BRANCH MANAGER (CLASS I)	ASSISTANT BRANCH MANAGER (CLASS I)
DEPUTY BRANCH MANAGER (CLASS III)	DEPUTY BRANCH MANAGER (CLASS III)
	SUB-BRANCH MANAGER (HEAD OFFICE & BRANCH CLASS I)
	AUTHORIZED SIGNER (HEAD OFFICE & ALL BRANCHES)
	HEAD OF DEPARTMENT (HEAD OFFICE)
	SUB-BRANCH MANAGER (BRANCH CLASS II & CLASS III)

- In total, there will be 150 people (alternative 1) and 423 people (alternative 2) eligible for the Bank Buana MSOP

HayGroup
People Before Strategy

Eligibility for MSOP Upon Employment

- The granting of stock option (on grant date) will be forfeited for eligible new hires who have not successfully passed their probation period

HayGroup
People Before Strategy

Distribution of Shares in MSOP

- The distribution of shares in Bank Buana is based on:
  - Income level
  - Job responsibility / position level
  - Performance level

- As comparison, below table is the ratio among all benchmarks:

POSITION LEVEL	RATIO OF LONG TERM INCENTIVE VS. ANNUAL BASE SALARY						
	US PRACTICE	UK PRACTICE	HONG KONG PRACTICE	SINGAPORE PRACTICE	INDONESIA PRACTICE	BANK BUANA ALTERNATIVE 1	BANK BUANA ALTERNATIVE 2
BOARD OF COMMISSIONERS	2.20 - 3.17	1.93 - 2.96	1.03 - 2.12	0.82 - 2.32	1.74 - 2.37	3.00	2.00
BOARD OF DIRECTORS	2.58 - 3.55	2.27 - 3.16	1.85 - 2.74	1.63 - 2.41	1.92 - 2.95	3.50	2.75
ASSISTANT MANAGING DIRECTORS	1.48 - 2.48	1.36 - 2.37	0.92 - 2.11	0.74 - 2.24	1.74 - 2.14	2.45	1.75
HEAD OF INTERNAL AUDIT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	1.22 - 1.85	1.13 - 1.62	0.81 - 1.72	0.75 - 1.60	1.35 - 1.55	1.85	1.50
BRANCH MANAGER (CLASS I) DEPUTY HEAD OF INTERNAL AUDIT DEPUTY HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	1.17 - 1.67	0.93 - 1.44	0.74 - 1.53	0.68 - 1.47	1.05 - 1.47	1.65	1.40
BRANCH MANAGER (CLASS II) DEPUTY BRANCH MANAGER (CLASS I) ASSISTANT HEAD OF INTERNAL AUDIT ASSISTANT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	1.03 - 1.47	0.82 - 1.45	0.63 - 1.37	0.57 - 1.39	0.76 - 1.38	1.45	1.40
BRANCH MANAGER (CLASS III) DEPUTY BRANCH MANAGER (CLASS II) ASSISTANT BRANCH MANAGER (CLASS I) DEPUTY BRANCH MANAGER (CLASS III)	0.86 - 1.41	0.71 - 1.32	0.55 - 1.35	0.48 - 1.30	0.53 - 1.27	1.40	1.25
SUB-BRANCH MANAGER (HEAD OFFICE & BRANCH CLASS I) AUTHORIZED SIGNER (HEAD OFFICE & ALL BRANCHES) HEAD OF DEPARTMENT (HEAD OFFICE) SUB-BRANCH MANAGER (BRANCH CLASS II & CLASS III)	0.74 - 1.38	0.62 - 1.29	0.43 - 1.27	0.41 - 1.24	0.44 - 1.25	NA	1.25

HayGroup
People Before Strategy

Reserve Options in MSOP

- The reserve option is preliminary set in order to anticipate several factors:
  - Increase in number of employees
  - Increase in number of eligible employees
  - Promotion among employees
  - Special purpose, such as provision of outstanding awards
- Hay Group recommends the percentage of the reserve option for Bank Buana's MSOP is 20% of available shares for the MSOP (249,405,500 shares), therefore, the number of reserve shares will be 20% x 249,405,500 shares = 49,881,100 shares

Fixed and Variable Options in MSOP

- Hay Group recommends Bank Buana to implement two types of stock option, fixed and variable options
- Total number of shares for both fixed and variable options are 80% of available shares, therefore, the number of fixed and variable shares will be 80% x 249,405,500 shares = 199,524,400 shares
- Hay Group recommends Bank Buana to use the ratio between fixed and variable options of 70 : 30 (70% fixed and 30% variable), therefore:
  - Fixed options will be 70% x 199,524,400 shares = 139,667,080 shares
  - Variable options will be 30% x 199,524,400 shares = 59,857,320 shares
- Fixed option will be distributed based on individual's annual base salary and position level
- Hay Group recommends variable option to be distributed based on company (which is proposed to be related to 4 performance indicators) and individual performance results

HayGroup
People Before Strategy

Performance Indicators for MSOP

- Return On Equity (ROE) - …
- Return On Assets (ROA) - …
- Loan to Deposit Ratio (LDR) - …
- % of Non Performing Loan - …
- The distribution of variable options (59,857,320 shares) will be determined by the result of performance indicators as follows:

IF ACHIEVEMENT OF PERFORMANCE INDICATORS	NUMBER OF SHARES FOR VARIABLE OPTIONS			
	AVAILABLE POOL	YEAR 1	YEAR 2	YEAR 3
< 75%	0%	0	0	0
75% - < 85%	55%	10,973,842	10,973,842	10,973,842
85% - < 95%	70%	13,966,708	13,966,708	13,966,708
95% - <= 100%	85%	16,959,574	16,959,574	16,959,574
> 100 %	100%	19,952,440	19,952,440	19,952,440

- While the detailed distribution to each division and even individual will depend on the performance result of each division and individual
- However, the MSOP committee shall have its discretion to determine the further implementation of distribution

HayGroup
People Before Strategy

Proposed Distribution of Shares in MSOP (Alternative 1)

The following is the proposed distribution of shares:

TOP MANAGEMENT (EXECUTIVE)

POSITION LEVEL	AVERAGE OF MONTHLY BASE SALARY	AVERAGE OF ANNUAL BASE SALARY	NUMBER OF JOB HOLDERS	RATIO OF LONG TERM INCENTIVE / ANNUAL BASE SALARY	PROPOSED LONG TERM INCENTIVE	FORECASTED EXERCISE PRICE	NUMBER OF SHARES (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITH ROUNDING DOWN)	NUMBER OF SHARES (WITH ROUNDING DOWN)	TOTAL NUMBER OF SHARES PER POSITION LEVEL	FORECASTED GAIN (IF CAPITAL GAIN IS RP 100 PER SHARE)
BOARD OF COMMISSIONERS	Rp29,209,500	Rp350,514,000	4	3.00	Rp1,051,542,000	Rp525	2,002,937	4,006	4,005	2,002,500	8,010,000	Rp200,250,000
BOARD OF DIRECTORS	Rp85,473,700	Rp1,025,684,400	6	3.50	Rp3,589,895,400	Rp525	6,837,896	13,676	13,675	6,837,500	41,025,000	Rp683,750,000
ASSISTANT MANAGING DIRECTORS	Rp69,559,234	Rp834,710,808	3	2.25	Rp1,878,099,318	Rp525	3,577,332	7,155	7,154	3,577,000	10,731,000	Rp357,700,000

SENIOR AND MIDDLE MANAGEMENT

POSITION LEVEL	AVERAGE OF MONTHLY BASE SALARY	AVERAGE OF ANNUAL BASE SALARY	NUMBER OF JOB HOLDERS	RATIO OF LONG TERM INCENTIVE / ANNUAL BASE SALARY	PROPOSED LONG TERM INCENTIVE	FORECASTED EXERCISE PRICE	NUMBER OF SHARES (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITH ROUNDING DOWN)	NUMBER OF SHARES (WITH ROUNDING DOWN)	TOTAL NUMBER OF SHARES PER POSITION LEVEL	FORECASTED GAIN (IF CAPITAL GAIN IS RP 100 PER SHARE)
HEAD OF INTERNAL AUDIT	Rp23,826,388	Rp285,916,656	1	1.85	Rp528,945,814	Rp525	1,007,516	2,015	2,015	1,007,500	1,007,500	Rp100,750,000
HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	Rp23,826,388	Rp285,916,656	14	1.85	Rp528,945,814	Rp525	1,007,516	2,015	2,015	1,007,500	14,105,000	Rp100,750,000
BRANCH MANAGER (CLASS I)	Rp13,996,332	Rp167,955,984	10	1.65	Rp277,127,374	Rp525	527,862	1,056	1,055	527,500	5,275,000	Rp52,750,000
DEPUTY HEAD OF INTERNAL AUDIT	Rp13,996,332	Rp167,955,984	0	1.65	Rp277,127,374	Rp525	527,862	1,056	1,055	527,500	0	Rp52,750,000
DEPUTY HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	Rp13,996,332	Rp167,955,984	8	1.65	Rp277,127,374	Rp525	527,862	1,056	1,055	527,500	4,220,000	Rp52,750,000
BRANCH MANAGER (CLASS II)	Rp10,388,863	Rp124,666,356	5	1.45	Rp180,766,216	Rp525	344,317	689	688	344,000	1,720,000	Rp34,400,000
DEPUTY BRANCH MANAGER (CLASS I)	Rp10,388,863	Rp124,666,356	10	1.45	Rp180,766,216	Rp525	344,317	689	688	344,000	3,440,000	Rp34,400,000
ASSISTANT HEAD OF INTERNAL AUDIT	Rp10,388,863	Rp124,666,356	3	1.45	Rp180,766,216	Rp525	344,317	689	688	344,000	1,032,000	Rp34,400,000
ASSISTANT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	Rp10,388,863	Rp124,666,356	28	1.47	Rp183,259,543	Rp525	349,066	698	698	349,000	9,772,000	Rp34,900,000
BRANCH MANAGER (CLASS III)	Rp8,102,131	Rp97,225,572	16	1.40	Rp136,115,801	Rp525	259,268	519	518	259,000	4,144,000	Rp25,900,000
DEPUTY BRANCH MANAGER (CLASS II)	Rp8,102,131	Rp97,225,572	5	1.40	Rp136,115,801	Rp525	259,268	519	518	259,000	1,295,000	Rp25,900,000
ASSISTANT BRANCH MANAGER (CLASS I)	Rp8,102,131	Rp97,225,572	21	1.40	Rp136,115,801	Rp525	259,268	519	518	259,000	5,439,000	Rp25,900,000
DEPUTY BRANCH MANAGER (CLASS III)	Rp8,102,131	Rp97,225,572	16	1.40	Rp136,115,801	Rp525	259,268	519	518	259,000	4,144,000	Rp25,900,000

HayGroup
People Before Strategy

Proposed Distribution of Shares in MSOP (Alternative 2)

The following is the proposed distribution of shares:

TOP MANAGEMENT (EXECUTIVE)

POSITION LEVEL	AVERAGE OF MONTHLY BASE SALARY	AVERAGE OF ANNUAL BASE SALARY	NUMBER OF JOB HOLDERS	RATIO OF LONG TERM INCENTIVE / ANNUAL BASE SALARY	PROPOSED LONG TERM INCENTIVE	FORECASTED EXERCISE PRICE	NUMBER OF SHARES (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITH ROUNDING DOWN)	NUMBER OF SHARES (WITH ROUNDING DOWN)	TOTAL NUMBER OF SHARES PER POSITION LEVEL	FORECASTED GAIN (IF CAPITAL GAIN IS RP 100 PER SHARE)
BOARD OF COMMISSIONERS	Rp29,209,500	Rp350,514,000	4	2.00	Rp701,028,000	Rp525	1,335,291	2,671	2,670	1,335,000	5,340,000	Rp133,500,000
BOARD OF DIRECTORS	Rp85,473,700	Rp1,025,684,400	6	2.75	Rp2,820,632,100	Rp525	5,372,633	10,745	10,745	5,372,500	32,235,000	Rp537,250,000
ASSISTANT MANAGING DIRECTORS	Rp69,559,234	Rp834,710,808	3	1.75	Rp1,460,743,914	Rp525	2,782,369	5,565	5,564	2,782,000	8,346,000	Rp278,200,000

SENIOR AND MIDDLE MANAGEMENT

POSITION LEVEL	AVERAGE OF MONTHLY BASE SALARY	AVERAGE OF ANNUAL BASE SALARY	NUMBER OF JOB HOLDERS	RATIO OF LONG TERM INCENTIVE / ANNUAL BASE SALARY	PROPOSED LONG TERM INCENTIVE	FORECASTED EXERCISE PRICE	NUMBER OF SHARES (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITHOUT ROUNDING DOWN)	NUMBER OF SHARE LOTS (WITH ROUNDING DOWN)	NUMBER OF SHARES (WITH ROUNDING DOWN)	TOTAL NUMBER OF SHARES PER POSITION LEVEL	FORECASTED GAIN (IF CAPITAL GAIN IS RP 100 PER SHARE)
HEAD OF INTERNAL AUDIT	Rp23,826,388	Rp285,916,656	1	1.50	Rp428,874,984	Rp525	816,905	1,634	1,633	816,500	816,500	Rp81,650,000
HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	Rp23,826,388	Rp285,916,656	14	1.50	Rp428,874,984	Rp525	816,905	1,634	1,633	816,500	11,431,000	Rp81,650,000
BRANCH MANAGER (CLASS I)	Rp13,996,332	Rp167,955,984	10	1.40	Rp235,138,378	Rp525	447,883	896	895	447,500	4,475,000	Rp44,750,000
DEPUTY HEAD OF INTERNAL AUDIT	Rp13,996,332	Rp167,955,984	0	1.40	Rp235,138,378	Rp525	447,883	896	895	447,500	0	Rp44,750,000
DEPUTY HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	Rp13,996,332	Rp167,955,984	8	1.40	Rp235,138,378	Rp525	447,883	896	895	447,500	3,580,000	Rp44,750,000
BRANCH MANAGER (CLASS II)	Rp10,388,863	Rp124,666,356	5	1.40	Rp174,532,898	Rp525	332,444	665	664	332,000	1,660,000	Rp33,200,000
DEPUTY BRANCH MANAGER (CLASS I)	Rp10,388,863	Rp124,666,356	10	1.40	Rp174,532,898	Rp525	332,444	665	664	332,000	3,320,000	Rp33,200,000
ASSISTANT HEAD OF INTERNAL AUDIT	Rp10,388,863	Rp124,666,356	3	1.40	Rp174,532,898	Rp525	332,444	665	664	332,000	996,000	Rp33,200,000
ASSISTANT HEAD OF DIVISION / UNIT AT SIMILAR LEVEL WITH DIVISION	Rp10,388,863	Rp124,666,356	28	1.40	Rp174,532,898	Rp525	332,444	665	664	332,000	9,296,000	Rp33,200,000
BRANCH MANAGER (CLASS III)	Rp8,102,131	Rp97,225,572	16	1.25	Rp121,531,965	Rp525	231,489	463	462	231,000	3,696,000	Rp23,100,000
DEPUTY BRANCH MANAGER (CLASS II)	Rp8,102,131	Rp97,225,572	5	1.25	Rp121,531,965	Rp525	231,469	463	462	231,000	1,155,000	Rp23,100,000
ASSISTANT BRANCH MANAGER (CLASS I)	Rp8,102,131	Rp97,225,572	21	1.25	Rp121,531,965	Rp525	231,469	463	462	231,000	4,851,000	Rp23,100,000
DEPUTY BRANCH MANAGER (CLASS III)	Rp8,102,131	Rp97,225,572	16	1.25	Rp121,531,965	Rp525	231,489	463	462	231,000	3,696,000	Rp23,100,000
SUB-BRANCH MANAGER (HEAD OFFICE & BRANCH CLASS I)	Rp4,174,934	Rp50,099,208	90	1.25	Rp62,624,010	Rp525	119,284	239	238	119,000	10,710,000	Rp11,900,000
AUTHORIZED SIGNER (HEAD OFFICE & ALL BRANCHES)	Rp4,174,934	Rp50,099,208	94	1.25	Rp62,624,010	Rp525	119,284	239	238	119,000	11,186,000	Rp11,900,000
HEAD OF DEPARTMENT (HEAD OFFICE)	Rp4,174,934	Rp50,099,208	46	1.25	Rp62,624,010	Rp525	119,284	239	238	119,000	5,474,000	Rp11,900,000
SUB-BRANCH MANAGER (BRANCH CLASS II & CLASS III)	Rp4,174,934	Rp50,099,208	43	1.25	Rp62,624,010	Rp525	119,284	239	238	119,000	5,117,000	Rp11,900,000

Proposed MSOP Scheme

The overall MSOP scheme will be:



GRANT DATE 1 (AFTER ANNUAL SHARE-HOLDER'S MEETING 2004)
EXERCISE DATE 1
GRANT DATE 2 (1 YEAR FROM GRANT DATE 1)
EXERCISE DATE 2
GRANT DATE 3 (1 YEAR FROM GRANT DATE 2)
EXERCISE DATE 3
GRANT 1
(1/3 OF OPTION)
66,508,133 SHARES
(FIXED & VARIABLE)
GRANT 2
(1/3 OF OPTION)
66,508,133 SHARES
(FIXED & VARIABLE)
GRANT 3
(1/3 OF OPTION)
66,508,133 SHARES
(FIXED & VARIABLE)
VESTING PERIOD 1
(1 YEAR)
VESTING PERIOD 2
(1 YEAR)
VESTING PERIOD 3
(1 YEAR)
EXERCISE PERIOD 1
(3 YEARS FOR 1/3 OF OPTION)
EXERCISE PERIOD 3
(3 YEARS FOR 1/3 OF OPTION)
EXERCISE PERIOD 2
(3 YEARS FOR 1/3 OF OPTION)

HayGroup
People Before Strategy

Grant Date

- Grant Date is the date when the company gives the option to the eligible employees, in which it is also announced the number of shares per period, grant price or exercise price and vesting period
- Hay Group recommends Bank Buana to apply 3 (three) grant dates for SOP, when the first grant date will be after the annual shareholder's meeting in 2004
- The reasons of selecting 3 (three) grant dates:
  - In line with the market practice in Indonesia, which is mostly ranging from 3 to 5 grant dates
  - In line with the Government's regulation, that the company can implement another stock option after 3 years
  - In line with the Board of Commissioners and Board of Directors' service period
  - In line with the situation of stock market in Indonesia, which the sentiment is still influenced by uncertainties and other non-controllable factors
  - In order to maintain long-term commitment of the Management to contribute their best to the company
  - In order to minimize the potential of profit taking of the MSOP participants

HayGroup
People Before Strategy

Exercise Price

- As per Surat Edaran Bursa Efek Jakarta no. SE-001/BEJ/012000 dated 31st January 2000, exercise price is calculated based on the average closing share prices within last 25 (twenty five) trading days in regular market (stock exchange) before the announcement of company's shareholders meeting regarding the Right Issue

- In order to anticipate for the potential underwater situation of Bank Buana MSOP, the MSOP Committee and the Bank Buana's financial advisors may propose some strategic proposals regarding the Exercise Price to the authorized body (Bursa Efek Jakarta). The strategic proposals may cover the potential of proposing for discounted exercise price for MSOP

Performance of Bank Buana's Share Price


800
750
700
650
600
550
500
Mar 10, 2003
May 5, 2003
Jul 1, 2003
Sep 9, 2003
Dec 1, 2003
Feb 16, 2004
5,120,000
3,840,000
2,560,000
1,280,000
0
Mar 10, 2003
May 5, 2003
Jul 1, 2003
Sep 9, 2003
Dec 1, 2003
Feb 17, 2004

HayGroup
People Before Strategy

Vesting Period

- Vesting period is period when the option holder may have to postpone the exercise of its option within certain timeframe until its option is effective to exercise

- Hay Group recommends Bank Buana to implement 1 (one) year as the vesting period for MSOP

- The reasons of selecting 1 (one) year:

  - In line with the market practice in Indonesia, which is mostly ranging from 1 to 2 years

  - In order to motivate the Management in contributing their best within the vesting period

  - In line with the common service period of the Management, especially the Board of Commissioners and Board of Directors, which is ranging from 3 to 5 years, which is in Bank Buana is 3 years

HayGroup
People Before Strategy

Exercise Schedule

- Exercise Schedule is portion of option that can be exercised by eligible employees
- There are 2 (two) types of exercise schedule:
  - graded vesting schedule, which the exercise is conducted step by step
  - cliff vesting schedule, which the exercise is done at one time
- Hay Group recommends Bank Buana to implement graded vesting schedule, which the option holder is only eligible for selling its exercise option with graded schedule (with a maximum of 1/3, 1/3, and 1/3 within each year of exercise period after vesting period)
- The exercised option which is still unsold by the option holder can be carried over until the end of exercise schedule of each grant
- The reasons of selecting graded vesting schedule:
  - In order to minimize unfavorable situation, which the option holder may sell all his/her vested option
  - In order to maintain the good image of Bank Buana's shares, as the impact of option exercise and selling will be kept at minimum level
  - In order to maintain the option holder's commitment to contribute their best to the company

Sample of Exercise (Resignation)

If a Head of Division with 1,007,500 shares (divided into 3 grant dates, which is equal to 335,833 shares per period) resigns from the company after grant date 3, then he/she will be eligible to exercise his/her option:

Based on grant date 1: (1/3 + 1/3) portion = 2/3 portion

2/3 of 335,833 shares = 2/3 x 335,833 shares = 223,889 shares

Based on grant date 2: 1/3 portion

1/3 of 335,833 shares = 1/3 x 335,833 shares = 111,944 shares

Based on grant date 3: 0 portion (as the vesting period has not been finished)

Therefore, the total shares that he/she can exercise are: 223,889 + 111,944 = 335,833 shares



GRANT DATE 1
GRANT DATE 2
GRANT DATE 3
RESIGNATION DATE
1/3
1/3
1/3
1/3
1/3
1/3
1/3
1/3
1/3

HayGroup
People Before Strategy

Sample of Exercise (Retrenchment or Termination)

Then if a Head of Division with 1,007,500 shares (divided into 3 grant dates, which is equal to 335,833 shares per period) is retrenched after grant date 3, the he/she will be eligible to exercise his/her option:

Based on grant date 1: all portion

100% of 335,833 shares = 335,833 shares

Based on grant date 2: all portion

100% of 335,833 shares = 335,833 shares

Based on grant date 3: 0 portion (as the vesting period has not been finished)

Therefore, the total shares that he/she can exercise are: 335,833 + 335,833 = 671,666 shares


GRANT DATE 1
GRANT DATE 2
GRANT DATE 3
RETRENCHMENT DATE
1/3
1/3
1/3
1/3
1/3
1/3
1/3
1/3
1/3

HayGroup
People Before Strategy

Example of Exercise Schedule with Exercise Period of 3 Years

Below is the example of graded schedule with exercise period of 3 years (where in the maximum carry over is the last year of each exercise period, therefore, all options on grant 1 should be exercised in the last year of exercise period 1):

EXERCISE PERIOD 1	EXERCISE PERIOD 2	EXERCISE PERIOD 3	YEAR EXERCISE PERIOD 1	YEAR EXERCISE PERIOD 2	YEAR EXERCISE PERIOD 3	NUMBER OF SHARES CAN BE EXERCISED AT PERIOD 1	NUMBER OF SHARES CAN BE EXERCISED AT PERIOD 2	NUMBER OF SHARES CAN BE EXERCISED AT PERIOD 3	NUMBER OF SHARES CAN BE CARRIED OVER AT PERIOD 1	NUMBER OF SHARES CAN BE CARRIED OVER AT PERIOD 2	NUMBER OF SHARES CAN BE CARRIED OVER AT PERIOD 3	NUMBER OF SHARES COULD BE EXERCISED
1			1			111,944						**111,944**
	2		2	1		111,944	111,944		111,944			**335,833**
		3	3	2	1	111,944	111,944	111,944	223,889	111,944		**671,667**
				3	2		111,944	111,944		223,889	111,944	**559,722**
					3			111,944			223,889	**335,833**



HayGroup
People Before Strategy

Exercise Period

- **Exercise period is period when eligible employees may exercise their option and directly sell the exercised shares to regular market**
- **Hay Group recommends Bank Buana to apply 3 (three) years as the most favorable exercise period for its SOP**
- **The reasons of selecting 3 (three) years as exercise period:**
  - In line with the market practice in Indonesia, which is mostly ranging from 2 to 5 years
  - In line with the Government's regulation, that the company can implement another stock option after 3 years
  - In line with the situation of stock market in Indonesia, which the sentiment is still influenced by uncertainties and other non-controllable factors
  - In order to address the current situation of Bank Buana's share price, which has the decreasing trend

HayGroup
People Before Strategy

Method of Exercise

- Exercise result is to be paid in cash OR,
- A cashless exercise program shall be approved by the board
- Hay Group recommends to apply cashless exercise program as the most acceptable alternative
- The reasons of selecting cashless exercise:
  - In order to minimize cash problems to the option holder when they want to exercise and then sell the options to the market
  - In order to simplify administration process of the option exercise
- If there is a situation, where an option holder wants to hold his/her shares instead of selling them, he or she has to pay his/her shares

HayGroup
People Before Strategy

Tax Treatment

- As a result of the exercise by eligible employees and then after they sell the exercised shares to the company, there will be capital gain for the employees
- Capital gain is the difference between selling price and exercise price
- In line with the government regulation, the capital gain will receive 20% of tax deduction as per PPh 23
- But, if after the exercise, the employees sell the exercised shares to regular market (as the company listed in stock exchange), there will be PPh Final deduction of 0.1% from selling volume (gross value of transaction)

HayGroup
People Before Strategy

Termination of SOP

- Bank Buana will further have to define the qualification of termination of SOP. This is to provide clear guidelines to the management when there is certain situation in eligible employees, such as termination of working contract, pension, indisciplinary actions, accident, death, and others

HayGroup
People Before Strategy

Termination of SOP (continued)

Retirement

- Eligible employees have a maximum of 12-month period from effective date of retirement to exercise options which have passed vesting period with cliff vesting schedule

Death or Total Permanent Disability (TPD)

- Eligible employees have a maximum of 12-month period from date of accident of TPD to exercise options which have passed vesting period with cliff vesting schedule

- Termination of SOP due to death, options having passed vesting period with cliff vesting schedule may be exercised by appointed beneficiary with a maximum of 12-month period from date of death

Termination of SOP (continued)

Voluntary Resignation

- Eligible employees have a maximum of 30-day period to exercise options which have passed vesting period with graded vesting schedule scheme, effective from the date of voluntary resignation, otherwise options will be forfeited

- Where options still under vesting period, participants are no longer entitled to exercise options from effective date of resignation

Termination of Employment at Company's Request (mutual agreement)

- Eligible employees have a maximum of 60-day period to exercise options which have passed vesting period with cliff vesting schedule scheme, effective from the date of termination, otherwise options will be forfeited

- Where options still under vesting period, participants are no longer entitled to exercise options from effective date of termination of employment at company's request

HayGroup
People Before Strategy

Termination of SOP (continued)

Termination for Cause:

- All unexercised options having passed vesting period shall be forfeited

Suspension:

- Employees under suspension may not exercise options which have passed vesting period, pending reinstatement or subject to decision of employee's employment status as regulated by applicable labor laws

HayGroup
People Before Strategy

Capital Re-constructions

- If there are right issue, bonus issue, stock split or stock consolidation, then number of shares for options will be changed, as the option holders can acquire the same percentage of equity in the company and pay the same total amount of exercise price
  - e.g 1 for 1 bonus issue requires exercise price to be halved and the number of shares per option to be doubled

Guidance Notes on Operation of the Plan

- Allocations of variable options at the same time each year after announcement of company or individual annual performance results
- On promotion, demotion or transfer:
  - Employees may keep options previously received, then
  - Employees will then participate in next annual allocation on basis appropriate for the job then being held (or it will be applied retroactive)
- Communication of accruing benefit while options are held
- Advice should be obtained on taxation implications for participants and incorporated into communications

HayGroup
People Before Strategy

File Number : **82-34694**

Attachment 4/9

No.04/DIR/748

Jakarta, July 06, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Delivery of PT Bank Buana Indonesia Tbk. Prospectus

Dear Sir/Madam,

In line with PT Bank Buana Indonesia Tbk.'s plan to issue a Subordinated Loan I – 2004, please find enclosed 1 (one) original copy of Information Memorandum (Prospectus) that has been published in relation to our plan mentioned above. Hopefully this may be used as a reference for Bapepam.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Eddy Muljanto   Aris Janasutanta Sutirto

File Number :
82-34694

Attachment 5/9

No.04/DIR/765

Jakarta, July 12, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue II for period April 1 – June 30, 2004 as follows:

No	Information	Total (In Million Rupiah)
1	Balance as of March 31, 2004	34,114.37
2	Use of Proceed (April 1 – June 30, 2004)	2,895.96
3	**Balance as of June 30, 2004**	**31,218.41**

Balance of Rp. 31,218.41 million would be allocated for Information Technology Development

Whereas total balance of Right Issue II for Rp. 31,218.41 million has been invested in the Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

ꞮM NUMBER : X.K.4

hment
Number X.K.4

File Number : 82-34694

Attachment 5/9

e of Proceeds of Right Issue

e of Issuer **PT Bank Buana Indonesia Tbk.**
of Business **Public National Bank**
phone **(021) 633-0585; 6386 - 5927**
imile **(021) 631-2340**

Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
		Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
					Branch Office	Technology				Branch Office	Technology				
2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
					(5%)	(5%)		(90%)							
IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
					(20%)	(20%)	(10%)	(50%)							
Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
of Public Offering (revised)		124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
d : (October 1 - December, 31 2002)										4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
d : (January 1 - Maret 31, 2003)										7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
d : (April 1 - June 30, 2003)										11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
d : (July 1- September 30, 2003)										402.66	5,795.23	2,503.82	0.00	8,701.71	6,282.61
d : (October 1 - December 31, 2003)										0.00	0.00	5,590.69	0.00	5,590.69	691.92
d : (January 1 - March 31, 2004)										0.00	0.00	691.92	0.00	691.92	0.00
						(20%)		(80%)							
Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
d : (July 1- September 30, 2003)											5,962.45		106,757.94	112,720.39	46,085.24
d : (October 1 - December 31, 2003)											8,614.06		0.00	8,614.06	37,471.18
d : (January 1 - March 31, 2004)											3,356.81		0.00	3,356.81	34,114.37
d : (April 1 - June 30, 2004)											2,895.96			2,895.96	31,218.41
															31,218.41

Jakarta, July 12, 2004
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Pardi Kendy

File Number :
82-34694

No.04/DIR/790

Attachment 6/9

Jakarta, July 19, 2004

Mr. Herwidayatmo
Head of Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Result of Extraordinary General Shareholders Meeting

Dear Sir/Madam,

With reference to our letter No.04/DIR/638 dated June 01, 2004 on Plan to Hold an Extraordinary General Shareholders Meeting (EGM) PT Bank Buana Indonesias Tbk. (Bank Buana), we would like to inform you that the Extraordinary General Shareholders Meeting (EGM) Bank Buana has been held on July 19, 2004 at Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, Jl. Wahid Hasyim No. 89, Jakarta with the following decisions:

I First Agenda :

1. Approve the appointment of Mr. Lau Hwai Keong, Michael as the Bank's Deputy Chairman, which would become effective right after the approval of the Central Bank of Indonesia is obtained for the remaining period or until the Annual Shareholder Meeting in 2005. If the Central Bank does not approve this appointment, this decision would automatically be cancelled. Should the appointment is approved, the Board of Commissioners of the Bank would be as follows :

Chairman	: R. Rachmad
Deputy Chairman	: Lau Hwai Keong, Michael
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja
Commissioner	: Soetadi Limin

2. Approve the appointment of Mr. Aw Tee Woo as the member of Board of Directors, which would become effective right after the approval of the Central Bank of Indonesia is obtained for the remaining period or until the Annual Shareholder Meeting in 2005. If the Central Bank does not approve this appointment, this decision would automatically be cancelled. Should the appointment is approved, the Board of Directors of the Bank would be as follows :

President...

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Ishak Sumarno
Director	: Aw Tee Woo
Compliance Director	: Soehadi Tansol

3. Authorize the Board of Commissioner to determine the new Board of Directors' remuneration and/or other benefits and authorize PT Sari Dasa Karsa as a Majority Shareholder to determine the new Board of Commissioners' remuneration and/or other benefits with a condition that the remuneration and/or other benefits proposed would be valid starting on the month the Central Bank approves this nomination.
4. Authorize the Board of Directors' with substitution right to declare the new composition of Board of Commissioner and Board of Directors in front of Notary Public after the approval of the Central Bank along with arrangement to register and notify all related Government Institutions.

II Second Agenda :

1. Approve the Amendment of Clause 4 section (g) and (h), Clause 12 section 4, Clause 14 section 2, Clause 19 section 2 (d) and (f), Clause 23 section 2 (a) and Clause 26 section 1 of the Banks' Article of Association.
2. Approve the authorization of the Board of Directors' to declare the result of this Meeting in front of Notary Public including to all related Government Institutions, to register and notify any amendment of the Banks' Article of Association in accordance to the Indonesian law which include arranging any amendments or increment of the Banks' Article of Association as deemed necessary by the Government Institutions in line with the applied law and regulations.

Please be informed accordingly

Sincerely,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad Safrullah Hadi Saleh

File Number :
82-34694

Attachment 7/9

No. 04/SHM/721

Jakarta, July 19, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that according to PT. Sari Dasa Karsa letters No.14/SDK/VI/2004 dated July 16, 2004, they have purchased PT Bank Buana Indonesia Tbk. (BBIA) shares with detail as follows:

1. Name	: PT. Sari Dasa Karsa
Address	: Jl. Asemka No. 32 - 35 Jakarta 11110
2. Total Shares Buy	: 2,000,000 shares
3. Total Transaction	: Rp. 1,200,000,000.-
4. Date of Transaction	: July 15, 2004
5. Purpose of Transaction	: Investment

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 8/9

No.04/SHM/724

Jakarta, July 20, 2004

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re: Proof of Publication

Dear Sir/Madam,

With reference to our Letter No.04/DIR/638 dated June 01, 2004 on Plan to Hold an Extraordinary General Shareholders Meeting (EGM) of PT Bank Buana Indonesia Tbk. and No. 04/DIR/790 dated July 19, 2004 on Result of Extraordinary General Shareholders Meeting (EGM) of PT Bank Buana Indonesia Tbk., please find enclosed proof of notification of publication on the above matter that has been published on 2 (two) Daily Morning Newspapers, Bisnis Indonesia and Investor Daily on July 20, 2004.

Please be informed accordingly.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 8/9

PT BANK BUANA INDONESIA Tbk.
("the Bank")

RESULT OF EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

We would like to inform you that the Extraordinary General Shareholders Meeting ("Meeting") of the Bank has been held on July 19, 2004 at Bank Buana Wahid Hasyim Building, Meeting Room 5th Floor, Jl. Wahid Hasyim No. 89, Jakarta with the following decisions :

I **First Agenda :**

1. Approve the appointment of Mr. Lau Hwai Keong, Michael as the Bank's Deputy Chairman, which would become effective right after the approval of the Central Bank of Indonesia is obtained for the remaining period or until the Annual Shareholder Meeting in 2005. If the Central Bank does not approve this appointment, this decision would automatically be cancelled. Should the appointment is approved, the Board of Commissioners of the Bank would be as follows :

Chairman	: R. Rachmad
Deputy Chairman	: Lau Hwai Keong, Michael
Commissioner	: Lukito Winarto
Commissioner	: Wimpie Wirja Surja
Commissioner	: Soetadi Limin

2. Approve the appointment of Mr. Aw Tee Woo as the member of Board of Directors, which would become effective right after the approval of the Central Bank of Indonesia is obtained for the remaining period or until the Annual Shareholder Meeting in 2005. If the Central Bank does not approve this appointment, this decision would automatically be cancelled. Should the appointment is approved, the Board of Directors of the Bank would be as follows :

President Director	: Jimmy Henricus Kurniawan Laihad
Director	: Aris Janasutanta Sutirto
Director	: Eddy Muljanto
Director	: Pardi Kendy
Director	: Safrullah Hadi Saleh
Director	: Ishak Sumarno
Director	: Aw Tee Woo
Compliance Director	: Soehadi Tansol

File Number :
82-34694

3. Authorize the Board of Commissioner to determine the new Board of Directors' remuneration and/or other benefits and authorize PT Sari Dasa Karsa as a Majority Shareholder to determine the new Board of Commissioners' remuneration and/or other benefits with a condition that the remuneration and/or other benefits proposed would be valid starting on the month the Central Bank approves this nomination.
4. Authorize the Board of Directors' with substitution right to declare the new composition of Board of Commissioner and Board of Directors in front of Notary Public after the approval of the Central Bank along with arrangement to register and notify all related Government Institutions.

II Second Agenda :

1. Approve the Amendment of Clause 4 section (g) and (h), Clause 12 section 4, Clause 14 section 2, Clause 19 section 2 (d) and (f), Clause 23 section 2 (a) and Clause 26 section 1 of the Banks' Article of Association.
2. Approve the authorization of the Board of Directors' to declare the result of this Meeting in front of Notary Public including to all related Government Institutions, to register and notify any amendment of the Banks' Article of Association in accordance to the Indonesian law which include arranging any amendments or increment of the Banks' Article of Association as deemed necessary by the Government Institutions in line with the applied law and regulations.

Jakarta, July 20, 2004
PT BANK BUANA INDONESIA Tbk.
Board of Directors.

File Number :
82-34694

Attachment 9/9

No. 04/SHM/732

Jakarta, July 22, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI, 7th Floor
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that according to PT. Sari Dasa Karsa letters No.16/SDK/VI/2004 dated July 21, 2004, they have purchased PT Bank Buana Indonesia Tbk. (BBIA) shares with detail as follows:

1. Name	: PT. Sari Dasa Karsa
Address	: Jl. Asemka No. 32 - 35 Jakarta 11110
2. Total Shares Buy	: 2,000,000 shares
3. Price Shares Sold	: Rp. 600.-
4. Date of Transaction	: July 20, 2004
5. Purpose of Transaction	: Investment

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho   Juliana Samudro